

November 26, 2012

<u>Via E-mail</u>
J. Michael King
Broadleaf Capital Partners
3887 Pacific Street
Las Vegas, NV 89121

      Re: **Broadleaf Capital Partners, Inc.**
                 Form 10-K for the Fiscal Year Ended December 31, 2011
                 Filed April 3, 2012

                 Form 10-Q for the Quarter Ended September 30, 2012
                 Filed November 6, 2012

                 File No. 814-00175

Dear Mr. King:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for Fiscal Year Ended December 31, 2011</u>

<u>Cover Page</u>

1.   We note that on the cover page of the Form 10-K, you indicate that the registrant is not a shell company as defined under Rule 12b-2 of the Exchange Act. We also note that the registrant appears to have had nominal operations and assets consisting of cash and nominal assets. Please advise us how the registrant is not a shell company or revise this disclosure in future Exchange Act periodic reports.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 9

2.   We believe your MD&A section could benefit from an expanded "Overview" section that offers investors an introductory understanding of the registrant and the matters with which management is concerned primarily in evaluating the company's financial condition and operating results. A good introduction, accordingly, might include a discussion of the following: the economic or industry-wide factors relevant to the company; a discussion of how the company earns or expects to earn revenues and income; the identity of the company's primary business lines, location(s) of operations and principal services; and insight into material opportunities, challenges, risks, and material trends and uncertainties. For a more detailed discussion of what is expected in both this subheading and the MD&A section in general, please refer to SEC Release No. 33-8350 (Dec. 19, 2003). See also Item 303 of Regulation S-K.

3.   We note your intention to operate your business through your parent company. Please revise your Business section in future filings to address your corporate structure and discuss the business of each entity.

Item 9(A)(T). Controls and Procedures, page 34

4.   We note that management determined that you had ineffective internal controls for the period presented. Please revise to discuss the remediation plans, if any, to cure the noted deficiencies.

Item 10. Directors, Executive Officers and Corporate Governance, page 35

5.   With respect to your directors, please revise to explicitly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director, in light of your business and structure. Please refer to Item 401(e) of Regulation S-K for guidance

Signatures, page 42

6.   In future filings, please include the signatures of your principal executive officer and principal accounting officer or controller. Please refer to General Instruction D(2)(a) of Form 10-K for guidance.

Exhibits

7.   Please file a list of subsidiaries exhibit or advise. Refer to Item 601(b)(21) of Regulation S-K for guidance.

Exhibit 31.1

8.   Please tell us if Mr. King is your principal executive officer as well as your principal financial officer. We may have further comment.

9.   We note the introductory paragraph of your certification in which you indicate that the certification covers both the fiscal years ended December 31, 2011 and December 31, 2010. Please note that a certification should only identify the period to which it relates. Please revise this paragraph accordingly in your future Exchange Act periodic reports.

Form 10-Q for the Quarter Ended September 30, 2012

Item 2. Description of Business, page 22

10.   We note your disclosure in this section that the registrant's investment focus is centered on real estate and finance. We also note your disclosure in the MD&A section that the company's only revenues are from sales from its majority owned-subsidiary Pipeline Nutrition, Inc. In future Exchange Act periodic reports, please describe in this section the business of your subsidiary Pipeline Nutrition, Inc. Please be sure to include any material arrangement or agreements regarding Pipeline Nutrition, Inc.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 22

Results of Operations 2012-2011, page 24

11.   We note your disclosure regarding the company beginning to record sales from its subsidiary Pipeline Nutrition, Inc. In future Exchange Act periodic reports, please describe these sales in greater detail.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Erin E. Martin, Attorney-Advisor, at (202) 551-3391 or me at (202) 551-3233 with any other questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Branch Chief